EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	December 31,
(amounts in thousands)	2006	2005	2004	2003	2002
Net income	$1,353,145	$1,000,544	$823,765	$651,841	$619,902
Provision for income taxes	605,870	421,551	351,817	259,731	249,338

Income before income taxes	$1,959,015	$1,422,095	$1,175,582	$911,572	$869,240
Interest on nondeposit interest bearing liabilities	660,649	485,029	346,024	314,179	386,636
Interest portion of rent expense	36,787	30,756	21,349	14,453	14,319

Total income for computation excluding interest on deposits	2,656,451	1,937,880	1,542,955	1,240,204	1,270,195
Interest on deposits	1,680,167	1,004,727	496,627	430,353	652,765

Total income for computation including interest on deposits	$4,336,618	$2,942,607	$2,039,582	$1,670,557	$1,922,960

Fixed charges excluding interest on deposits	$697,436	$515,785	$367,373	$328,632	$400,955
Fixed charges including interest on deposits	$2,377,603	$1,520,512	$864,000	$758,985	$1,053,720

Ratio excluding interest on deposits	3.81	3.76	4.20	3.77	3.17
Ratio including interest on deposits	1.82	1.94	2.36	2.20	1.82

Components of fixed charges:
Interest:
Interest on deposits	$1,680,167	$1,004,727	$496,627	$430,353	$652,765
Interest on nondeposit interest bearing liabilities	660,649	485,029	346,024	314,179	386,636

Total interest charges	$2,340,816	$1,489,756	$842,651	$744,532	$1,039,401

Rental expense	$110,360	$92,269	$64,046	$43,360	$42,956

Portion of rental expense deemed representative of interest	$36,787	$30,756	$21,349	$14,453	$14,319